                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                            Tele-Communications, Inc.
                       -----------------------------------
                                (NAME OF ISSUER)

1. Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share ("Series A TCI Group Common Stock")

2. Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share ("Series B TCI Group Common Stock")

3. Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share ("Series A Liberty Media Group Common Stock")

4. Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share ("Series B Liberty Media Group Common Stock")

5. Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share ("Class B Preferred Stock")
                       -----------------------------------
                         (TITLE OF CLASS OF SECURITIES)

1. Series A TCI Group Common Stock:                                    87924V101
2. Series B TCI Group Common Stock:                                    87924V200
3. Series A Liberty Media Group Common Stock:                          87924V507
4. Series B Liberty Media Group Common Stock:                          87924V606
5. Class B Preferred Stock:                                            87924V309

                       -----------------------------------
                                 (CUSIP NUMBER)

                             Raymond L. Sutton, Jr.
                              Baker & Hostetler LLP
                        303 East 17th Avenue, Suite 1100
                             Denver, Colorado 80203
--------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)

                                December 23, 1996
                       -----------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            Exhibit Index on Page A-1

                                   CUSIP Nos.


Series A TCI Group Common Stock:                                                                          87924V101
Series B TCI Group Common Stock:                                                                          87924V200
Series A Liberty Media Group Common Stock:                                                                87924V507
Series B Liberty Media Group Common Stock:                                                                87924V606
Class B Preferred Stock:                                                                                  87924V309

---------------------------------------------------------------------------------------------------------------------
             1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
                  Kim Magness
---------------------------------------------------------------------------------------------------------------------
             2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a)    / /
                  (b)    /X/
---------------------------------------------------------------------------------------------------------------------
             3)   SEC Use Only
---------------------------------------------------------------------------------------------------------------------
             4)   Source of Funds (See Instructions)          N/A
---------------------------------------------------------------------------------------------------------------------
             5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
---------------------------------------------------------------------------------------------------------------------
             6)   Citizenship or Place of Organization        Colorado
---------------------------------------------------------------------------------------------------------------------
                   7) Sole Voting Power           Series A TCI Group Common Stock                       8,989,544(1)
                                                  Series B TCI Group Common Stock                       6,864,212(2)
                                                  Series A Liberty Media Group Common Stock             2,247,386(1)
                                                  Series B Liberty Media Group Common Stock             1,716,053(2)
                                                  Class B Preferred Stock                                          0
                   --------------------------------------------------------------------------------------------------
Number of Shares   8) Shared Voting Power         Series A TCI Group Common Stock                                  0
                                                  Series B TCI Group Common Stock                                  0
  Beneficially                                    Series A Liberty Media Group Common Stock                        0
                                                  Series B Liberty Media Group Common Stock                        0
  Owned by Each                                   Class B Preferred Stock                                          0
                   --------------------------------------------------------------------------------------------------
Reporting Person   9) Sole Dispositive Power      Series A TCI Group Common Stock                       8,989,544(1)
                                                  Series B TCI Group Common Stock                       6,864,212(2)
      With                                        Series A Liberty Media Group Common Stock             2,247,386(1)
                                                  Series B Liberty Media Group Common Stock             1,716,053(2)
                                                  Class B Preferred Stock                                          0
                   --------------------------------------------------------------------------------------------------
                   10) Shared Dispositive Power   Series A TCI Group Common Stock                                  0
                                                  Series B TCI Group Common Stock                                  0
                                                  Series A Liberty Media Group Common Stock                        0
                                                  Series B Liberty Media Group Common Stock                        0
                                                  Class B Preferred Stock                                          0
---------------------------------------------------------------------------------------------------------------------
                   11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                  Series A TCI Group Common Stock                       8,989,544(1)
                                                  Series B TCI Group Common Stock                       6,864,212(2)
                                                  Series A Liberty Media Group Common Stock             2,247,386(1)
                                                  Series B Liberty Media Group Common Stock             1,716,053(2)
                                                  Class B Preferred Stock                                          0
---------------------------------------------------------------------------------------------------------------------
           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)                  / /
---------------------------------------------------------------------------------------------------------------------
           13) Percent of Class Represented by Amount in Row (11)
                  1.5% of Series A TCI Group Common Stock
                  8.1% of Series B TCI Group Common Stock
                  1.5% of Series A Liberty Media Group Common Stock
                  8.1% of Series B Liberty Media Group Common Stock
                  0% of Class B Preferred Stock
---------------------------------------------------------------------------------------------------------------------
           14)    Type of Reporting Person (See Instructions)    OO
---------------------------------------------------------------------------------------------------------------------

                  (1) Series B TCI Group Common Stock and Series B Liberty Media Group Common Stock are convertible at any time on a one-for-one basis into Series A TCI Group Common Stock and Series A Liberty Media Group Common Stock, respectively. SEE Item 5 below. The numbers of shares of Series A TCI Group Common Stock and Series A Liberty Media Group Common Stock shown in rows 7 through 11 above assume that the shares of Series B TCI Group Common Stock and Series B Liberty Media Group Common Stock shown in rows 7 through 11 above have been converted into shares of Series A TCI Group Common Stock and Series A Liberty Media Group Common Stock, respectively.

                  (2) SEE Item 5.

ITEM 1.  SECURITY AND ISSUER

     The equity securities to which this Schedule 13D relates are as follows:

     1. Tele-Communications, Inc. Series A TCI Group, Common Stock, par value $1.00 per share ("Series A TCI Group Common Stock");

     2. Tele-Communications, Inc. Series B TCI Group, Common Stock, par value $1.00 per share ("Series B TCI Group Common Stock");

     3. Tele-Communications, Inc. Series A Liberty Media Group, Common Stock, par value $1.00 per share ("Series A Liberty Media Group Common Stock");

     4. Tele-Communications, Inc. Series B Liberty Media Group, par value $1.00 per share ("Series B Liberty Media Group Common Stock");

     5. Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share ("Class B Preferred Stock").

     The issuer of the Series A TCI Group Common Stock, the Series B TCI Group Common Stock, the Series A Liberty Media Group Common Stock, the Series B Liberty Media Group Common Stock, the Series A Ventures Group Common Stock, the Series B Ventures Group Common Stock and the Class B Preferred Stock (collectively, the "Company Securities") is Tele-Communications, Inc. (the "Company") whose principal executive offices are located at Terrace Tower II, 5619 DTC Parkway, Englewood, Colorado 80111.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) This Schedule 13D is filed by Kim Magness. On December 23, 1996, Kim Magness was appointed the personal representative of the Betsy Magness Estate.

     (b) The business address of Kim Magness is c/o Raymond L. Sutton, Jr., Baker & Hostetler LLP, 303 East 17th Avenue, Suite 1100, Denver, Colorado 80203.

     (c) Kim Magness serves on the Board of directors of the Company with a principal business address as set forth in Section (b) of this Item 2 above.

     (d) The filing person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The filing person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f) This filing person is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not Applicable.

ITEM 4.  PURPOSE OF TRANSACTION

     On December 23, 1996, Kim Magness was appointed the personal representative of the Betsy Magness Estate. The filing person has no present plan or proposal that relates to or would result in:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; except that, although there is no present plan or proposal to dispose of the Company Securities, the personal representative intends to sell or otherwise dispose of the Company Securities
(i) as may be required to pay the expenses of administration and other liabilities of the Betsy Magness Estate, including the Betsy Magness Estate tax liabilities, (ii) as may be required of the personal representative in fulfillment of his fiduciary duties to the Betsy Magness Estate, and (iii) as may be required to effect the distribution of the assets of the Betsy Magness Estate to the beneficiaries of the Betsy Magness Estate;

     (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) any change in the present board of directors of the Company or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;

     (g) changes in the Company's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The aggregate number and percentage of the Company Securities beneficially owned by the filing person are as follows:


                                                    AMOUNT AND NATURE OF          PERCENT OF           TOTAL
      TITLE OF CLASS                                BENEFICIAL OWNERSHIP        CLASS POWER(1)    VOTING POWER(1)
      --------------                                --------------------        --------------    ---------------
                                                                                                       4.9%

      Series A TCI Group Common Stock               8,989,544(2)(3)(4)                    1.5%
      Series B TCI Group Common Stock               6,864,212(2)(3)                       8.1%
      Series A Liberty Media Group Common Stock     2,247,386(2)(3)(4)                    1.5%
      Series B Liberty Media Group Common Stock     1,716,053(2)(3)                       8.1%
      Class B Preferred Stock                               0                               0%

(1) Based on 579,395,742 shares of Series A TCI Group Common Stock, 84,663,501 shares of Series B TCI Group Common Stock, 144,815,842 shares of Series A Liberty Media Group Common Stock, 21,191,669 shares of Series B Liberty Media Group Common Stock, 1,620,026 shares of Class B Preferred Stock, 70,575 shares of Convertible Preferred Stock, Series C, 6,695,527 shares of Redeemable Convertible TCI Group Preferred Stock, Series G, and 6,695,527 shares of Redeemable Convertible Liberty Media Group Preferred Stock, Series H, outstanding on October 31, 1996, in each case after elimination of shares then held by the Company and its majority owned subsidiaries.

(2) Series B TCI Group Common Stock and Series B Liberty Media Group Common ("Series B Shares") are convertible at any time on a one-for-one basis into Series A TCI Group Common Stock and Series A Liberty Media Group Common Stock ("Series A Shares"), respectively. The numbers of shares of Series A TCI Group Common Stock and Series A Liberty Media Group Common Stock shown in this Item 5 assume that the shares of Series B TCI Group Common Stock and Series B Liberty Media Group Common Stock have been fully converted into shares of Series A TCI Group Common Stock and Series A Liberty Media Group Common Stock, respectively.

     In addition, each share of Series B TCI Group Common Stock and Series B Liberty Media Group Common Stock is entitled to 10 votes per share and each share of Series A TCI Group Common Stock and Series A Liberty Media Group Common Stock is entitled to one vote per share. Holders of Class B Preferred Stock vote with the holders of the Series A TCI Group Common Stock, Series B TCI Group Common Stock, Series A Liberty Media Group Common Stock and Series B Liberty Media Group Common Stock, and certain classes/series of the Company preferred stock on the election of directors. Accordingly, when these series and classes of stock are aggregated, the Betsy Magness Estate may be deemed to currently beneficially own voting equity securities representing approximately 4.9% of the voting power with respect to a general election of directors of the Company.

(3) On December 23, 1996, Kim Magness was appointed the personal representative of the Betsy Magness Estate. According, the following shares beneficially owned by the Betsy Magness Estate are reflected in full in Kim Magness' share information: (i) 8,451,544 shares of Series A TCI Group Common Stock,
     (ii) 6,346,212 shares of Series B TCI Group Common Stock, (iii) 2,112,886 shares of Series A Liberty Media Group Common Stock and (iv) 1,586,553 shares of Series B Liberty Media Group Common Stock. The foregoing share numbers assume the conversion in full of all Series B Shares into Series A Shares. SEE footnote 2 to this Item 5(a) for an explanation of the convertibility of Series B Shares into Series A Shares.

(4) Includes the exercise in full of options granted to Kim Magness in November 1995, pursuant to the Company's Director Stock Option Plan, to acquire 20,000 shares of Series A TCI Group Common Stock and 5,000 shares of Series A Liberty Media Group Common Stock. Options to acquire 50,000 shares of Series A TCI Group Common Stock and 12,500 shares of Series A Liberty Media Group Common Stock are covered by such grant, of which options to acquire 20,000 and 5,000 shares respectively are currently exercisable. No additional options are exercisable within the next 60 days.

     (b) The following indicates for the filing person the number of shares of Company Securities as to which there is sole or shared power to vote or dispose of the shares:


                                                                        Shared
                         Class of Security            Sole Power        Power
                         -----------------            ----------        -----
          Series A TCI Group Common Stock              8,989,544          0
          Series B TCI Group Common Stock              6,864,212          0
          Series A Liberty Media Group Common Stock    2,247,386          0
          Series B Liberty Media Group Common Stock    1,716,053          0
          Class B Preferred Stock                              0          0

     (c) The transactions described in Item 4 are the only transactions effected during the last sixty days by the person named in Item 5(a) above.

     (d) No person is known by the filing person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company Securities identified in this Item 5.

     (e)  Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are presently no contracts, agreements, understandings or relationships between the filing person and other persons with respect to the Company Securities beneficially owned by the filing person.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  October 8, 1998




  /s/ Kim Magness
------------------------------------------
Kim Magness


                                  Page 8 of 8